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Exhibit 10.25

EXECUTION COPY

PROSPECTIVE BUY-BACK AGREEMENT

        This Prospective Buy-Back Agreement (this "Agreement") is hereby entered into as of January 19, 2007 (the "Effective Date") by and between Optimer Pharmaceuticals, Inc. ("Optimer"), a Delaware corporation with offices located at 10110 Sorrento Valley Rd., Suite C, San Diego, CA 92121 and Par Pharmaceutical, Inc. ("Par"), a Delaware corporation with offices located at 300 Tice Boulevard, Woodcliff Lake, NJ 07677.

        WHEREAS, the Parties entered into that certain Collaboration Agreement dated April 29, 2005 (the "Collaboration Agreement") under which the Parties agreed to collaborate regarding, and granted to each other certain rights including with respect to, the development, promotion, distribution and sale of certain products under development by Optimer.

        WHEREAS, the Parties now wish to enter into an agreement granting to each other certain rights relating to the Collaboration Agreement and the subject matter thereof, including providing for the termination of the Collaboration Agreement under certain circumstances, as described in further detail below.

        NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

        1.    Definitions

          1.1   "Acquisition Cost" means, as applicable, direct cost of finished, labeled and packaged Product including actual out-of-pocket expenses paid to non-Affiliate manufacturers and suppliers and amounts paid by Optimer for supply of Product, API or other supplies or materials used in manufacture of the Product, including, specifically, the write-off of unusable materials, start up costs and unsold inventory and batches, but excluding general corporate and other overhead.

          1.2   "Affiliate(s)" means any Person (defined below) that, directly or indirectly, controls, is controlled by or under common control with a Party. For purposes of this definition of Affiliate, the term "control" (including with correlative meaning, the terms "controlling", "controlled by", and "under common control with") as used with respect to any Person, shall mean (i) ownership directly or indirectly of fifty percent (50%) or more of the voting stock of the controlled entity (or, for nonstock organizations, the right to receive over fifty percent (50%) of the profits of the controlled entity by contract or otherwise), or (ii) possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract, or otherwise.

          1.3   "Applicable Laws" means all Applicable Laws, rules, and regulations that apply to the manufacture, development, marketing, sale or commercialization of Product or the performance of either Party's obligations under this Agreement including laws and regulations governing the import, export, development, marketing, distribution and sale of Product, to the extent applicable and relevant, and including all current Good Manufacturing Practices or current Good Clinical Practices or similar standards or guidelines promulgated or adopted by the United States Food and Drug Administration where applicable, as well as U.S. export control laws and the U.S. Foreign Corrupt Practices Act.

          1.4   "Confidential Information" means, with respect to a Party, all information of any kind whatsoever (including without limitation, data, compilations, formulae, models, patent disclosures, procedures, processes, projections, protocols, results of experimentation and testing, specifications, strategies, techniques and all non-public intellectual property rights), and all tangible and intangible embodiments thereof of any kind whatsoever (including without limitation, apparatus, compositions, documents, drawings, machinery, patent applications, records and reports), that is disclosed by such Party (the "Disclosing Party") to the other Party (the "Receiving Party") and is marked, identified or otherwise communicated to be confidential at the time of disclosure to the Receiving Party. Notwithstanding the foregoing, Confidential Information shall not include information that can be established by competent proof (a) to have been publicly known prior to disclosure of such information to the Receiving Party, (b) to have become publicly known, without fault on the part of the Receiving Party, (c) to have been received by the Receiving Party free of an obligation of confidentiality at any time from a source, other than the Disclosing Party, rightfully having possession of and the right to disclose such information free of an obligation of confidentiality, (d) to have been independently developed either by personnel of the Receiving Party prior to receipt from the Disclosing Party or by personnel of the Receiving Party who had no access to and made no use of the Confidential Information provided by the Disclosing Party, or (e) to have been otherwise known by the Receiving Party prior to disclosure of such information by the Disclosing Party.

          1.5   "Commercial Launch" means the first commercial sale of the Product by Optimer or its Affiliate or Licensee to a Third Party, on a country by country basis.

          1.6   "Equity Financing" means an initial public offering of Optimer's common stock.

          1.7   "Fully-Burdened Costs" shall mean the fully allocated cost for Par to provide the Product to Optimer, calculated using a reasonable method to allocate direct and indirect costs associated with the manufacture, packaging, storage, releasing, handling, shipping, quality assurance and control testing and all costs related to maintaining FDA approval to manufacture the Product, including, but not limited to, labor costs, out-of-pocket expenses for materials (including API, excipient raw material ingredients and packaging components), services and external contractors, and all indirect costs including attributable overheads.

          1.8   "GAAP" means generally accepted accounting principles in the United States, consistently applied.

          1.9   "Licensee" means a Third Party to whom Optimer has granted a license or right to make, sell, have sold, use, import or distribute the Product.

          1.10 "Net Sales" means the dollar amount determined by deducting from the gross invoiced price billed for Product to Third Parties in arm's length transactions, the following amounts: (i) all applicable sales credits accrued in accordance with GAAP, (ii) payments or rebates actually incurred with respect to Products pursuant to federal, state and local government assistance programs, whether in existence now or enacted at any time hereafter, (iii) costs for transit insurance, freight, handling or other transportation as billed to customers (to the extent included in the amount invoiced for Products), (iv) sales, use or excise taxes and (v) any actually allowed write-offs or credits for inventory or batches unsold by purchasers of the Product. Sales credits accrued in accordance with accounting principles generally accepted in the United States may include credits or discounts related to the following: (i) customer returns, returned goods allowances, rejected goods and damaged goods not covered by insurance, (ii) cash or terms discounts, (iii) customer rebate programs, (iv) chargebacks and administration fees or similar credits or payments granted to customers pursuant to contract or other purchases, (v) sales promotions, trade show discounts and stocking allowances, (vi) price adjustments, including those on customer inventories following price changes and (vii) product recalls. Net Sales shall also include the fair market value of all non-cash consideration received by Optimer or its Affiliates for sale of Product, including payment in kind, exchange or another form.

          1.11 "Net Revenues" received by Optimer means all consideration received by Optimer and its Affiliates in connection with an applicable license, transfer, covenant, assignment, sale or any grant related to the Product in the ROW (including without limitation, up-front payments, license fees, milestone payments and running royalties), but excluding: (i) amounts received as payment specifically for performance of research and development activities, to the extent such payments are reasonably related to the costs of such activities; (ii) any amounts received as payment for equity and (iii) amounts received as payment for Product or API transferred to a Licensee, to the extent such amounts do not exceed the Acquisition Costs therefor. Net Revenues shall also include the fair market value of all non-cash consideration received by Optimer or its Affiliates, including payment in kind, exchange or another form. In the event that the Parties do not, after good faith discussions, agree upon the fair market value of Net Revenues received as non-cash consideration by Optimer or its Affiliates for purposes of determining the amounts payable to Par under Section 2.3(c) of this Agreement, the Parties shall select one neutral expert having expertise in determining the fair market value of such non-cash consideration to determine its fair market value, with each Party's agreement on the identity of the expert not to be unreasonably withheld and both Parties sharing equal in the costs of for such expert, and the decision of such expert regarding the fair market value of such non-cash consideration shall be final and binding on the Parties for purposes of determining the amounts payable to Par under Section 2.3(c) of this Agreement. For avoidance of doubt, amounts received from a Licensee for Product or API in excess of the applicable Acquisition Costs shall be included within Net Revenues. Notwithstanding any of the foregoing, in no event shall Net Revenues be deemed to include amounts received by Optimer in consideration for a sale of all or substantially all of the business or assets of Optimer to which this Agreement pertains (whether by merger, sale of stock, sale of assets or otherwise). For Net Revenues that are received by Optimer and its Affiliates that are not readily allocable to the Territory or the ROW, such Net Revenue shall be allocated as sixty percent (60%) as Net Revenues for the Territory and forty percent (40%) as Net Revenues for the ROW.

          1.12 "Non-Qualified Equity Financing" means an Equity Financing which is not a Qualified Equity Financing.

          1.13 "Party" shall mean individually Optimer or Par, as may be applicable; and "Parties" shall refer to Par and Optimer collectively.

          1.14 "Person" means an individual, corporation, partnership, limited liability company, firm, association, joint venture, estate, trust, governmental or administrative body or agency, or any other entity.

          1.15 "OPT-80 Data" shall mean: (a) research data, laboratory notebooks, data with respect to the current dosage form of the Product, analytical chemistry data, stability data, polymorphism data, pharmacology data, chemistry, manufacturing and control (CMC) data, pre-clinical or non-clinical data, clinical data, safety data; regulatory filings and supporting documentation and data (including information in any drug master files); marketing materials, brochures, pamphlets, analyst data and market research audits, data and studies; know-how, and any other similar data or documentation; in each foregoing case to the extent (i) that such are owned, possessed and transferable by Par as of the Effective Date and (ii) that Par has no contractual or legal obligation restricting their transfer or disclosure.

          1.16 "Phase III Study" means a pivotal human clinical study in any country the results of which could be used to establish safety and efficacy of a Product as a basis for a regulatory approval application submitted to the FDA and as defined in 21 C.F.R. 312.21(c).

          1.17 "Product" means the product designated as OPT-80 or PAR-101, or any product containing the same active moiety, which are the subject of the Collaboration Agreement.

          1.18 "Qualified Equity Financing" means an initial public offering of Optimer's capital stock, in which the offering price per share of Optimer capital stock multiplied by the number of shares of stock purchased by the underwriter in connection with the offering equals at least $50,000,000 in exchange for capital stock.

          1.19 "ROW" means worldwide, excluding the Territory.

          1.20 "Successful Completion" means, with respect to any Phase III Study, the completion of such Phase III Study in which any primary endpoint contained in the study protocol is met; provided, however, that with respect to (i) the North American double-blind, randomized, parallel group Phase 2b/3 clinical study in CDAD patients being conducted as of the Effective Date which Optimer intends to transition to a Phase 3 study in the first quarter of 2007 and (ii) the pivotal Phase 3 study of the same design that Optimer intends to conduct in the first quarter of 2007, "Successful Completion" shall mean completion of the clinical studies described in both (i) and (ii) and the meeting of any primary endpoint contained in each study protocol for each such study.

          1.21 "Termination Exercise Period" means the period commencing on the Effective Date and ending on April 30, 2007, or such later date as the Parties may agree upon, each at their own discretion.

          1.22 "Territory" means Canada, Israel and the United States, and their respective territories and possessions and the Commonwealth of Puerto Rico.

          1.23 "Third Party" means any person or entity other than Optimer or Par or any of their Affiliates.

        2.    Automatic Termination of the Collaboration Agreement.    The Parties hereby agree that, in the event that Optimer undergoes a Qualified Equity Financing at any time during the Termination Exercise Period, the following provisions of this Article 2 below shall apply and Optimer shall promptly notify Par that the Qualified Equity Financing has occurred:

          2.1   Optimer shall pay to Par a termination fee of Twenty Million Dollars ($20,000,000) (the "Collaboration Agreement Termination Fee") within five (5) Business Days of its receipt of Twenty Million Dollars ($20,000,000) from such Qualified Equity Financing but in no circumstance later then forty-five (45) days after a Qualified Equity Financing.

          2.2   The Collaboration Agreement shall terminate immediately upon Optimer's payment of the Collaboration Agreement Termination Fee to Par (the "Termination"). Notwithstanding the terms of Section 13.5 of the Collaboration Agreement, all articles and sections of the Collaboration Agreement and all rights, licenses and obligations of each Party thereunder (including, without limitation, the rights, licenses and obligations of each Party under Articles 2-6 of the Collaboration Agreement) shall immediately terminate, provided that the rights and obligations of each Party under Article 9 with respect to the Confidential Information of the other Party disclosed under the Collaboration Agreement shall survive, provided further that (i) the last sentence of Section 9.1(i) of the Collaboration Agreement shall not apply and Optimer shall have the right to use the Confidential Information of Par solely as reasonably necessary or useful in the development, manufacture, marketing or commercialization of the Product, and to disclose the same, subject to reasonable obligations of confidentiality, to its Affiliates and licensees for such use, and (ii) Optimer shall not be obligated under Section 9.4 of the Collaboration Agreement to return or destroy the Confidential Information of Par. Notwithstanding the foregoing, information related to Par's general business, scientific and clinical operations, protocols, management or financing shall remain the Confidential Information of Par and Optimer may not be disclosed to a Third Party or in any way used by Optimer.

          2.3   In addition to payment to Par of the Collaboration Agreement Termination Fee, Optimer shall make the payments set forth in this Section 2.3 below:

            (a)   Optimer shall pay to Par five percent (5%) of all Net Sales of Product sold by Optimer, its Affiliates or Licensees, or any assignee, successor-in-interest or other Third Party that may otherwise be licensed, transferred, assigned, sold or granted any right to the Product, in the Territory on a country-by-country basis made during the period commencing on the applicable Commercial Launch until the seventh (7th) anniversary thereof. Such payments shall be made within forty-five (45) days after the end of the applicable calendar quarter in which sales of Product have been made and each such payment shall include a report detailing the records used in the calculation of such payment. For clarity, no payments shall be due by Optimer to Par on the Net Sales of Product in the Territory in a particular country after the seventh (7th) anniversary of the applicable Commercial Launch.

            (b)   Optimer shall pay to Par one and one-half percent (1.5%) of the Net Sales of Product sold by Optimer or its Affiliates in the ROW made during the period commencing on the applicable Commercial Launch until the seventh (7th) anniversary thereof. Such payments shall be made within forty-five (45) days after the end of the applicable calendar quarter in which sales of Product have been made and each such payment shall include a report detailing the records used in the calculation of such payment. For clarity, no payments shall be due by Optimer to Par on the Net Sales of Product in the ROW in a particular country after the seventh (7th) anniversary of the applicable Commercial Launch.

            (c)   In the event Optimer licenses, transfers, covenants, assigns, sells or grants any right to sell, have sold, market or distribute the Product in the ROW to a Third Party, Optimer shall pay to Par six and one-quarter percent (6.25%) of all Net Revenues related thereto for the period until the seventh (7th) anniversary of the first Commercial Launch. Such payments shall be made within forty-five (45) days after the end of the applicable calendar quarter and each such payment shall include a report detailing the records used in the calculation of such payment. For clarity, no payments shall be due by Optimer to Par on the Net Revenues received by Optimer and its Affiliates from a Licensee after the seventh (7th) anniversary of Commercial Launch by such Licensee.

            (d)   Optimer shall pay to Par a one-time milestone payment of Five Million Dollars ($5,000,000) within thirty (30) days after the earlier to occur of the following events: (i) the Successful Completion by Optimer or its Affiliate of a Phase III Study, (ii) the grant by Optimer to a Third Party of the right to make, develop, market, distribute, sell or have sold the Product, or (iii) the submission to the United States Food and Drug Administration (or any successor agency) of a new drug application for Product.

          2.4   Records and Audits.    Par shall have the right, at its own expense, for any period during which a Product for which a royalty would be payable to Par under Section 2.3(a) or 2.3(b) above is sold hereunder or Net Revenues of which a share would be payable to Par under Section 2.3(c) are received in connection with or under any license or right granted, transferred or assigned by Optimer to a Third Party and for one (1) year thereafter, to have an independent certified public accountant, reasonably acceptable to the party being audited, audit the relevant financial books and records of account of Optimer and its Affiliates, Licensees and any Third Party licensed by Optimer to sell, have sold, market or distribute the Product, but not more frequently than once in each calendar year, during normal business hours, upon reasonable demand, to determine or verify the financial information relevant to this Agreement including, for example and as applicable, relevant costs of API, royalty amounts due and payable, Net Sales, Net Revenues and appropriate manufacturing cost of Product, and the like. If errors in Par's favor are discovered as a result of such audit, Optimer shall pay the deficiency with interest immediately. If errors of more than ten percent (10%) in Par's favor are discovered as a result of such audit, Optimer shall reimburse Par for the expense of such audit. As a condition to such examination, the independent public accountant selected shall execute a written agreement, reasonably satisfactory in form and substance to the party being audited, to maintain in confidence all information obtained during the course of any such examination except for disclosure as necessary for the above purpose and all reasonable documents will be delivered to the auditor under these confidential terms. Additionally no auditor may be employed on a contingency basis. Notwithstanding anything herein to the contrary, in the event that either Party wishes to conduct an audit of a Licensee or a Third Party that is auditable by Par hereunder, such Party shall notify the other Party and the Parties shall use commercially reasonable efforts to agree upon an independent third party auditor to conduct such audit for the benefit of both Optimer and Par in order to reduce the likelihood of multiple audits of the business of such Licensee or Third Party by both Optimer and Par. Optimer hereby covenants that it will not enter into any agreement, contract or arrangement with any such potential Licensee or Third Party, unless such agreement names Par as a third party beneficiary and under such agreement such party grants Par the right to inspect its records and accounting books in the manner set forth in this Section and assumes the payment obligation to Par under Section 2.3, as applicable. The foregoing covenant shall not apply (i) to Contractors as set forth in Section 2.5 below, and (ii) on a country-by-country basis, after the seventh (7th) year following a Commercial Launch in such country. The foregoing assumption by a Licensee or Third Party to be licensed, transferred, assigned, sold or granted any right to the Product shall not in any way relieve Optimer of its obligation to Par under Section 2.3, and Optimer shall remain responsible to Par for all royalties under Section 2.3 regardless of whom may make the applicable Product sale. For clarity, Optimer and any Licensee or Third Party which assumes an obligation under Section 2.3 shall be jointly and severally responsible for such payments and Par may not collect any royalty payments in excess of those due Par under Section 2.3. In the event Optimer enters into an agreement with a Licensee or licenses, transfers, assigns or grants an interest in the Product to a Third Party during the applicable time periods specified in Section 2.3 above for which payments would be due to Par based on the activities of such Licensee or Third Party, it shall promptly inform Par and provide Par with a copy of all provisions of such agreement related to payment obligations to Par under Section 2.3 and the obligations as set forth under this Section. The foregoing sentence shall not apply, on a country-by-country basis, after the seventh (7th) year following a Commercial Launch in such country.

          2.5   Optimer agrees not to grant a right or license to make, develop, market, distribute, sell or have sold the Product anywhere in the Territory to a Third Party, or assign or sell all or some of it rights to the Product during the period from the Termination until the first anniversary thereof without the prior written consent of Par. Such consent may be withheld by Par in its discretion during the six month period immediately following the Termination and such consent shall not be unreasonably withheld or delayed during the remainder of the one-year period following the Termination. Notwithstanding the above, Optimer shall be free to hire contractors (including but not limited to contract manufacturers, development and/or formulation services providers, pre-clinical and clinical service providers and clinical trial sites) to perform services for Optimer, and to grant all necessary rights and licenses to such contractors, in each case in the normal course of development and commercialization of the Product ("Contractors") so long as Optimer is not receiving any financial consideration or other payments from such third party contractors in exchange for rights associated with the Product.

          2.6   Transition Assistance.    Par agrees to use commercially reasonable efforts to cooperate with Optimer and/or its designee(s) to facilitate a smooth, orderly and prompt transition of the development of the Product to Optimer during the period commencing on the date of the Termination and continuing until April 30, 2007 or until such earlier date that may be requested by Optimer in writing (the "Transition Period"). Without limiting the foregoing, Par agrees to provide the following transition assistance to Optimer during the Transition Period:

            (a)   Upon the request of Optimer, Par agrees to provide to Optimer a summary of all development (including formulation, manufacturing, pre-clinical and clinical development work) work being conducted by Par, its Affiliates and/or Third Parties contractors with respect to the Product, including a list of all Third Party contractors conducting such work.

            (b)   Upon the request of Optimer, Par agrees to continue Product development activities, as previously conducted by Par under the Collaboration Agreement, as requested during the Transition Period or until assumed by Optimer, whichever is earlier, and Par shall be responsible for all of its out-of-pocket costs incurred during the Transition Period for such activities.

            (c)   With respect to any ongoing clinical trials for the Product being conducted by or on behalf of Par or its Affiliates, Par agrees to (i) use commercially reasonable efforts to promptly transition to Optimer or its designee some or all of such clinical trials and the activities related to or supporting such trials or (ii) use commercially reasonable efforts to continue to conduct such clinical trials during the Transition Period, in each case as requested by Optimer. To the extent that the foregoing involves the assignment or transfer of services of, or agreements with, any Third Party, Optimer shall receive assignment or transfer of such services or agreements in its sole discretion. The foregoing notwithstanding, Optimer agrees that, notwithstanding that certain letter to Advanced Biologics, LLC dated March 22, 2006, it will be responsible for and will assume all costs and payments Par may be responsible for under such letter after the Termination or related to services that will be provided by Advanced Biologics, LLC in connection with the Product after the Termination under that certain agreement between Advanced Biologics, LLC and Optimer related to the Product dated November 16, 2005 (as amended) (the "AB Agreement"), and (i) will send a written letter to Advanced Biologics, LLC (with a copy going to Par) stating the forgoing, and (ii) indemnify and hold Par harmless with respect to any liability or obligation (including payments) to Advanced Biologics, LLC in connection with, or arising out of, the AB Agreement arising after the Termination for work performed after the Termination. In the event Optimer elects in writing to receive assignment or transfer of certain services or agreements, Optimer shall reasonably cooperate with Par to execute and all applicable documentation to effect such transfer or assignment to Optimer, and Optimer shall assume sole and complete responsibility and liability for such Third Party arrangements. At the request of Optimer, Par will continue to manufacture Product to support the clinical trials for the Product with such Product to be manufactured, stored, handled, packaged and shipped in accordance with Applicable Laws and the specifications and standards established by the Parties under the Collaboration Agreement, and to provide quality control and quality assurance support for such Product as requested by Optimer. Optimer agrees to pay Par for such Product at a price equal to Par's Fully-Burdened Costs plus twenty percent (20%) for Product requested by Optimer under this Section 2.6(c). Par agrees, without any explicit or implied warranty, that all such Product: (i) has been manufactured and tested in full compliance with Applicable Laws, (ii) fully meets the release specifications established in the certificate of analysis for such Product and (iii) has and will be handled, stored, packaged and shipped by Par and/or its designee in accordance with Applicable Laws and established procedures. In the event Product does not meet the above criteria, Optimer may, as its sole remedy, reject such Product received from Par under this Section 2.6(c), by providing written notice to Par of such rejection within thirty (30) days of Optimer's receipt of such Product. Par's obligation under this Section 2.6(c) shall extend beyond the Transition Period and shall end on December 31, 2007 or until such earlier date that may be requested by Optimer (or if Optimer fails to request Product for any sixty (60) day period).

            (d)   Par agrees to use commercially reasonable efforts to assign to Optimer, and Optimer agrees to assume sole and complete responsibility and liability for all obligations and liabilities under, that certain Supply Agreement for tiacumicin active pharmaceutical ingredient ("API") between Par and Biocon Limited dated July 15, 2005 (the "Biocon Agreement"). Par represents and warrants that it has the necessary rights and authority to make such assignment and to Par's knowledge (i) the Biocon Agreement is in full force and effect and (ii) Par is not in material breach of any of its material obligations under the Biocon Agreement and all payments for purchase orders of API and all payments under Section 5.2 of the Biocon Agreement have or will be paid by Par in accordance with the terms of the Biocon Agreement.

            (e)   Optimer agrees to purchase all of Par's on-hand inventory of Product at the time of Termination, at a price equal to Par's Fully-Burdened Costs for such Product, within thirty (30) days of the Termination but Optimer will not be obligated to purchase Product in excess of Two Million Dollars ($2,000,000) in the aggregate. In addition, in the event Optimer needs any raw material or goods related to the Product (including for example, comparative drugs), other than Product or API ("Materials"), Optimer shall purchase such Materials from Par's on-hand inventory of Materials, before purchasing any such Materials from a Third Party, at a price equal to the lower of Par's out-of-pocket costs for such Materials or the price quoted in a bona fide offer by a bona fide Third Party supplier for such Materials. Par agrees, without any explicit or implied warranty, that such Product and Materials provided by Par to Optimer hereunder: (i) have been manufactured and tested in full compliance with Applicable Laws, (ii) fully meets the release specifications established in the certificate of analysis for such Product or Materials, as applicable, and (iii) has and will be handled, stored, packaged and shipped by Par and/or its designee in accordance with Applicable Laws and established procedures. In the event Product or Materials do not meet the above criteria, Optimer may, as its sole remedy, reject such Product or Materials received from Par under this Section 2.6(e), by providing written notice to Par of such rejection within thirty (30) days of Optimer's receipt of such Product or Materials.

            (f)    Optimer agrees to purchase three (3) approximately thirty-five kilogram (35 kg) batches of API (approximately one hundred and five kilograms (105 kg) of API in total) from Par at a price equal to Eighteen Thousand Dollars ($18,000) per kilogram within thirty (30) days of the Termination. Par agrees, without any explicit or implied warranty, that all such API: (i) has been manufactured and tested in full compliance with Applicable Laws, (ii) fully meets the release specifications established in the certificate of analysis for such API, and (iii) has and will be handled, stored, packaged and shipped by Par and/or its designee in accordance with Applicable Laws and established procedures. In the event API does not meet the above criteria, Optimer may, as its sole remedy, reject such API received from Par under this Section 2.6(f), by providing written notice to Par of such rejection within thirty (30) days of Optimer's receipt of such API. All executed batch records and control records for API will be made available to Optimer upon request. Par agrees to store and manage all such API until such time as Optimer identifies a designee for Par to ship such API to.

            (g)   Subject to the occurrence of the conditions precedent of the termination of the Collaboration Agreement per the terms of this Agreement, Par: (i) hereby assigns to Optimer all of its right, title and interest in all OPT-80 Data solely and exclusively related to the Product; and (ii) hereby grants to Optimer a non-exclusive, fully-paid up, perpetual, royalty-free worldwide license, including the right to grant and authorize sublicenses, to use all OPT-80 Data primarily related to the Product but not included in part (i) above for any and all uses in connection with the Product. Par further agrees to grant the foregoing assignment and license, subject to the occurrence of the conditions precedent of the termination of the Collaboration Agreement per the terms of this Agreement. For clarity, the Parties agree that the OPT-80 Data assigned by Par to Optimer in part (i) above shall include but not be limited to the following OPT-80 Data related to the Product: research data, data with respect to the current dosage form of the Product, analytical chemistry data, stability data, polymorphism data, pharmacology data, chemistry, manufacturing and control (CMC) data, pre-clinical and non-clinical data, clinical data, safety data and regulatory filings and supporting documentation and data (including information in any drug master files). At the request of Optimer, Par shall transfer to Optimer any and all OPT-80 Data. The Parties agree that the OPT-80 Data described in part (i) above shall be the Confidential Information of Optimer and the OPT-80 Data described in part (ii) above shall be the Confidential Information of Par, and in each case shall be subject to the provisions of Article 9 of the Collaboration Agreement, provided that Optimer shall have the right to use and disclose such OPT-80 Data in connection with the development and commercialization of the Product. Par shall, at the request of Optimer, make available such available Par personnel reasonably familiar with the OPT-80 Data to provide reasonable assistance to Optimer at mutually agreeable times to enable Optimer to utilize the OPT-80 Data during the Transition Period. The Parties agree that Par shall be responsible for its out-of-pocket costs incurred during the Transition Period in connection with transferring the OPT-80 Data and providing assistance to Optimer with respect thereto.

            (h)   Notwithstanding anything to the contrary, except as specifically provided in Section 2.6(c) Par's obligations with respect to the Product, including any clinical trials, and the OPT-80 Data shall end at the conclusion of the Transition Period, including any obligation to Optimer under this Agreement; provided, however, that the following obligations of Par shall continue as contemplated in this Agreement: (i) Par's confidentiality obligations under Section 2.2, (ii) Par's obligations to reasonably cooperate in audits as described in Section 2.4, (iii) the representations made by Par in Section 2.6(d) with respect to the Biocon Agreement and (iv) Par's obligations under Articles 5, 6, 8 and 12 and Section 9.2.

        3.    Elective Termination of the Collaboration Agreement.    The Parties hereby agree that, in the event that Optimer undergoes a Non-Qualified Equity Financing, Optimer may terminate the Collaboration Agreement upon written notice and payment of the Collaboration Agreement Termination Fee to Par at any time during the Termination Exercise Period, and that the provisions of Sections 2.2-2.6 shall apply in the event of such termination.

        4.    No Shop.    Par agrees that, during the Termination Exercise Period, it shall not enter into any agreements granting any rights or licenses to Third Parties with respect to the rights licensed by Optimer to Par under the Collaboration Agreement, the Products or the OPT-80 Data. Despite the foregoing, Par has disclosed to Optimer that Par has engaged in prior discussions with certain Third Parties and may continue such discussions concerning potential business relationships related to the Product including without limitation potential licenses or other grants of rights related to the Product. Par will use commercially reasonable efforts to involve Optimer in such discussions.

        5.    Termination of Section 3(d) of the Amended and Restated Investors' Rights Agreement Dated November 30, 2005.    Optimer and Par hereby agree that Section 3(d) of Optimer's Amended and Restated Investors' Rights Agreement, and all rights and obligations of the Parties therein, are terminated contingent upon and effective as of the closing of the Equity Financing. Such termination shall be binding upon Par and its Affiliates, successors and assigns.

        6.    Participation in Over-Allotment Exercise, If Any.    Optimer agrees that, in the event of an Equity Financing during the Termination Exercise Period, Optimer and Par shall negotiate and enter into an Underwriting Agreement (the "Underwriting Agreement") with the underwriters of such Equity Financing (the "Underwriters"). Optimer, Par and the Underwriters shall include in the Underwriting Agreement provisions (a) requiring the Underwriters to purchase all or a portion of Par's shares of Optimer capital stock in the event the Underwriters exercise their option to purchase additional shares of Optimer common stock, and (b) providing that in the event the Underwriters exercise such option, no other shares of Optimer common stock shall be purchased by the Underwriters pursuant to such option until all of Par's shares of Optimer common stock have purchased by the Underwriters. The Underwriting Agreement shall contain such customary terms and conditions as needed to effectuate the intentions of Par and Optimer under this Article 6, including without limitation, customary selling stockholder representations and warranties and indemnification provisions, and as may be negotiated and agreed to by the Parties and the Underwriters. Par acknowledges and agrees that Par shall be a party to such Underwriting Agreement as a selling stockholder for purposes of selling shares to the Underwriters in connection with the sale of its shares. Optimer hereby covenants not to enter into any agreement for the sale of Optimer capital stock to the Underwriters during the Termination Exercise Period other than the foregoing described Underwriting Agreement. This Article 6 shall not be effective, and no rights granted in this Article 6 shall be enforceable, in the event that Optimer consummates an Equity Financing after the Termination Exercise Period.

        7.    Non-Participation in Over-Allotment Exercise.    In the event Par does not sell any or all of its shares of Optimer common stock pursuant to Article 6 above, at the request of Par, Optimer shall promptly deliver, subject to compliance with applicable securities laws and at its own expense, to Optimer's transfer agent and Par, an opinion of its legal counsel authorizing and allowing for the removal of the legend from Par's stock certificates by Optimer's transfer agent; in addition, upon a written request by Par to file a registration statement on Form S-3 for a public offering of its shares of Optimer common stock following the Equity Financing, if any, Optimer shall use its reasonable best efforts to (i) to the extent required, obtain a waiver or amendment Optimer's Amended and Restated Investor Rights Agreement dated November 30, 2005 in order to permit Optimer to grant the registration right contemplated by this Article 7 and (ii) subject to (1) obtaining a waiver or amendment as set forth in (i) above, if required, and (2) Optimer's qualification and eligibility for Form S-3 registration at the time of such filing, cause such registration statement to be filed with the U.S. Securities and Exchange Commission.

        8.    Release and Disclaimer.    Effective upon the consummation of a Qualified Equity Financing or the termination of the Collaboration Agreement pursuant to Article 3, each Party, on behalf of itself and its Affiliates, hereby forever releases and discharges the other Party and its Affiliates, and their respective successor, assigns, servants, agents, employees, officers, directors and shareholders (the "Releasees"), of and from any and all claims and demands of every kind and nature, known and unknown, suspected and unsuspected, anticipated and unanticipated, disclosed and undisclosed and in particular of and from all claims and demands of every kind and nature, known and unknown, suspected and unsuspected, disclosed and undisclosed, for damages, whether actual or consequential, past, present and future, arising out of or in any way connected with the Collaboration Agreement or the Product, except with respect to the past, present and future obligations under this Agreement. The foregoing release shall be binding upon each Party and its Affiliates, and their respective heirs, personal representatives, successors and assigns, and shall inure to the benefit of each Releasee and their respective heirs, personal representatives, successors and assigns. Par makes no representation or warranty, and expressly disclaims any liability with respect to the Product, the OPT-80 Data, the API, the Materials or any action or non-actions related to Par's activity, obligations or rights under the Collaboration Agreement, including but not limited to errors or omissions. Par provides the OPT-80 Data, its interests in the Product, any Product transferred or sold to Optimer, the API and the Materials "as is" and Par disclaims all other warranties, express or implied, with regard to the foregoing, including the warranty of merchantability and the warranty of fitness for a particular purpose. For avoidance of doubt, Par makes no representation or warranty of any kind whatsoever with respect to any other use Product or the likelihood that Optimer will be able to develop or commercialize the Product, and disclaims any and all liabilities in connection with the use of the Product the API or the Materials.

        9.    Indemnification.

          9.1   Effective upon the consummation of a Qualified Equity Financing or the termination of the Collaboration Agreement pursuant to Article 3, Optimer shall promptly reimburse, defend and indemnify Par and its Affiliates, and their respective successors, assigns, servants, agents, employees, officers, directors and shareholders (the "Par Indemnitees"), and hold each of them harmless from and against, any and all liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, or determined or determinable, including those arising under any laws, action or governmental order, including any judicial decision and those arising under any contract, agreement, arrangement, commitment or undertaking, or otherwise and any and all damages, fines, penalties, deficiencies, losses and expenses (including interest, court costs, amounts paid in settlement, reasonable fees and expenses of attorneys, accountants and other experts or other reasonable expenses of litigation or other proceedings or of any claim, default or assessment) (collectively, a "Liability") suffered, incurred, or sustained by any Par Indemnitee or to which a Par Indemnitee becomes subject, resulting from, arising out of, or relating to:

            (a)   any sale or registration of Optimer stock pursuant to which Par is a selling stockholder in the registration statement in an Equity Financing;

            (b)   the Product;

            (c)   any agreement, including the Biocon Agreement or any agreement or other arrangement contemplated in connection with Section 2.6(c), assigned or otherwise transferred to Optimer by Par or its Affiliates;

            (d)   any misrepresentation or breach of warranty by Optimer made or contained in this Agreement; and

            (e)   any failure of Optimer to perform or observe any covenant or agreement to be performed or observed by Optimer pursuant to this Agreement.

  Notwithstanding the foregoing, in no event shall Optimer be required to reimburse, defend, indemnify or hold harmless any Par Indemnitee from or against any liabilities or obligations resulting from, arising out of, or relating to (x) the willful misconduct of Par and (y) with respect to 9.1(a) above, any information or materials provided in writing by Par to be incorporated into such registration statement.

          9.2   Indemnification Procedure.    In the event that Par intends to claim indemnification under this Article 9, Par shall promptly notify Optimer in writing of any claim, complaint, suit, proceeding or cause of action in respect of which Par intends to claim such indemnification (for purposes of this Article 8, each a "Claim"), and Optimer shall have sole control of the defense and/or settlement thereof; provided that Par shall have the right to participate, at its own expense, with counsel of its own choosing in the defense and/or settlement of such Claim. The indemnification under this Article 9 shall not apply to amounts paid with respect to settlement of any Claim if such settlement is effected without the consent of Optimer, which consent will not be unreasonably withheld or delayed. The failure to deliver written notice to Optimer within a reasonable period of time after the commencement of any such claim, suit or proceeding, if prejudicial to its ability to defend such action, shall relieve Optimer of any liability to Par under this Article 9, but the omission to so deliver written notice to Optimer shall not relieve Optimer of any liability to Par otherwise than under this Article 9. Without limiting the foregoing, Par shall keep Optimer fully informed of the progress of any Claim for which it intends to claim indemnification under this Article 9. Par under this Article 9, and its employees, at Optimer's request and expense, shall provide full information and reasonable assistance to Optimer and its legal representatives with respect to such Claims covered by this indemnification.

        10.    Non-Termination of the Collaboration Agreement.    In the event that Optimer does not undergo a Qualified Equity Financing during the Termination Exercise Period or does not otherwise terminate the Collaboration Agreement under Article 3 above, all of the Parties' rights and obligations under this Agreement shall terminate and shall not have any effect on the terms and conditions of the Collaboration Agreement, and the Parties' rights and obligations under the Collaboration Agreement shall continue as set forth therein.

        11.    LIMITATION OF LIABILITY.    NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, EXCEPT WITH RESPECT TO THIRD PARTY CLAIMS PURSUANT TO THE INDEMNIFICATION OBLIGATIONS SET FORTH IN THIS AGREEMENT, NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR ANY CONSEQUENTIAL, INCIDENTAL OR INDIRECT DAMAGES, INCLUDING FOR LOST PROFITS, OR LOSS OF OPPORTUNITY OR USE OF ANY KIND SUFFERED BY THE OTHER PARTY, WHETHER IN CONTRACT, TORT OR OTHERWISE.

        12.    Miscellaneous.

    12.1    Interpretation.    The article and section headings contained in this Agreement are for convenience of reference only and shall not affect the meaning or interpretation of this Agreement. As used in this Agreement, any reference to the masculine, feminine or neuter gender shall include all genders, the plural shall include the singular, and the singular shall include the plural. References herein to a Party or other Person include their respective successors and assigns. The words "include," "includes" and "including" when used herein shall be deemed to be followed by the phrase "but not limited to." Unless the context otherwise requires, (i) references herein to Articles, or Sections shall be deemed references to Articles and Sections to this Agreement, and (ii) the words "hereof," "hereby" and "herein" and words of similar meaning when used in this Agreement refer to this Agreement in its entirety and not to any particular Article, Section or provision hereof. Except as otherwise expressly provided herein: (a) any reference in this Agreement to any agreement shall mean such agreement as amended, restated, supplemented or otherwise modified from time to time; (b) any reference in this Agreement to any statute shall include corresponding provisions of any successor statute and any regulations and rules promulgated pursuant to such statute or such successor statute; (c) all payments required to be made by Optimer hereunder shall be paid in U.S. Dollars by wire transfer of immediately available funds to the account designated in writing by Par to Optimer from time to time; and (d) all terms of an accounting or financial nature shall be construed in accordance with GAAP, consistently applied, as in effect from time to time. Neither the captions to Sections or subdivisions thereof shall be deemed to be a part of this Agreement. The provisions of this Agreement, and the documents and instruments referred to herein, have been prepared, examined, negotiated and revised by each Party hereto and their respective lawyers, and no implication shall be drawn and no provision shall be construed against any Party hereto by virtue of the purported identity of the drafter of this Agreement, or any portion thereof.

    12.2    Disputes.    In the event of any controversy or claim arising out of, relating to or in connection with any provision of this Agreement, or the rights or obligations of the Parties hereunder, the Parties shall try in good faith to settle their differences amicably between themselves. If the Parties are unable to settle a dispute within thirty (30) days the Parties understand and agree that to the extent that Optimer initiates litigation, the venue for such litigation shall be the federal courts in the State of New Jersey; and to the extent that Par initiates litigation, the venue for such litigation shall be the federal courts in the State of California.

    12.3    Governing Law.    This Agreement shall be governed by and construed in accordance with the substantive law of the State of Delaware, without regard to the conflicts of law provisions thereof and applicable federal law of the United States.

    12.4    Independent Contractor Status.    It is understood and agreed that the Parties hereto are independent contractors and are engaged in the operation of their own respective businesses, and neither Party hereto is to be considered the agent of the other Party for any purpose whatsoever, and neither Party shall have any authority to enter into any contracts or assume any obligations for the other Party nor make any warranties or representations on behalf of that other Party.

    12.5    Waiver.    The waiver by either Party of a breach of any provisions contained herein may only be pursuant to written instrument, signed by the waiving Party, and any such waiver shall in no way be construed as a waiver of any succeeding breach of such provision or the general waiver of the provision itself.

    12.6    Assignment.    This Agreement may not be assigned, conveyed or transferred whether by operation of law or otherwise, to any other party by either Party without the prior written consent of the other; provided, however, that Par may assign this Agreement without such consent to an Affiliate or in connection with a merger with a Third Party or the sale or transfer or conveyance of all or substantially all of Par's assets or business, provided that written notice of such assignment is given to Optimer and the assignee consents to, and undertakes full liability under, this Agreement in writing for all the obligations of the assignor hereunder.

    12.7    Entire Agreement.    This Agreement contains the entire agreement of the Parties regarding the subject matter hereof and supersedes all prior agreements, understandings and negotiations regarding the same, including the Collaboration Agreement and any side letters related thereto. This Agreement may not be changed, modified, amended or supplemented except by a written instrument signed by both Parties. Furthermore, it is the intention of the Parties that this Agreement is controlling over additional or different terms of any order, confirmation, invoice or similar document, even if accepted in writing by both Parties, and that waivers and amendments shall be effective only if made by non-pre-printed agreements clearly understood by both Parties to be an amendment or waiver.

    12.8    Severability.    If any provision of this Agreement shall be held illegal or unenforceable, that provision shall be limited or eliminated to the minimum extent necessary, and the remaining provisions of this Agreement shall otherwise remain in full force and effect and enforceable.

    12.9    Further Assurances.    Each Party hereto agrees to execute, acknowledge and deliver such further instruments, and to do or cause to be done such other acts, including without limitation the filing of such assignments, agreements, documents and instruments, as may be necessary or appropriate, in order to carry out the purposes and intent of this Agreement.

    12.10    Use of Party's Name.    No right, express or implied, is granted by this Agreement to either Party to use the name of the other or any other trade name or trademark of the other in any manner for the promotion or advertisement of the Product, except as mutually agreed by the Parties. For clarity, it is understood that nothing herein shall prohibit either Party from using the name of the other Party (i) in certain of such Party's disclosure documents including those provided to investors, potential investors, advisors, partners, potential acquirers and Affiliates of such Party, or filed or disclosed in order to comply with its obligations under Applicable Law or the listing standards or agreements of any national or international securities exchange or The NASDAQ Stock Market or other similar laws of a governmental authority, (ii) to respond to an inquiry of a governmental authority, or (iii) in a judicial, administrative or arbitration proceeding, or from disclosing the fact that it has granted or obtained a license to the intellectual property rights of the other Party so long as such use of the other's name is limited to statements of fact and is not done in a manner to suggest or imply endorsement by the other Party.

    12.11    Notice and Reports.    All notices, consents or approvals required by this Agreement shall be in writing sent by certified or registered air mail, postage prepaid or by confirmed facsimile (also to be confirmed by such certified or registered mail) to the Parties at the following addresses or such other addresses as may be designated in writing by the respective Parties:

      To Optimer:

        Optimer Pharmaceuticals, Inc.
        10110 Sorrento Valley Rd, Suite C
        San Diego, CA 92121
        Attention: Michael Chang

        With copies to:

        Martin Waters, Esq.
        Wilson Sonsini Goodrich & Rosati
        12235 El Camino Real, Suite 200
        San Diego, CA 92130
        Fax: (858)-350-2399

      To Par:

        Par Pharmaceutical, Inc.
        300 Tice Boulevard
        Woodcliff Lake, New Jersey 07677
        Attention: Tom Haughey, Esq. & Paul Campanelli

      With copies to:

        Frommer Lawrence & Haug LLP
        745 Fifth Avenue
        New York, New York 10151
        Attn: Arthur Hoag, Esq.
        Fax: (212) 588-0800

  Notices given to the Parties shall be deemed effective on the date of receipt if sent by mail, and on the date of transmission if sent by confirmed facsimile. It is understood that notice to the Parties' counsel as set forth above is for courtesy only, and shall not serve as effective notice hereunder independently of notice to the Party.

            12.12    Both Parties hereby warrant and represent that: (i) they have the power and authority to enter into this Agreement and perform the responsibilities and obligations herein and the execution and delivery of this Agreement has been duly authorized; (ii) they have the power to carry out their obligations under this Agreement; and (iii) nothing in this Agreement or in the execution or performance thereof shall constitute a breach, violation or default of any provision contained in such Party's certificate or articles of incorporation or other organizing instruments nor violate any contract or other commitment made by such Party.

            12.13    Force Majeure.    A Party shall not be liable for nonperformance or delay in performance (other than of obligations regarding payment of money or confidentiality or non-performance due to such Party's negligence) caused by any event reasonably beyond the control of such Party including, but not limited to wars, hostilities, revolutions, riots, civil commotion, national emergency, strikes, lockouts, unavailability of supplies, epidemics, fire, flood, earthquake, force of nature, explosion, embargo, or any other Act of God, or any law, proclamation, regulation, ordinance, or other act or order of any court, government or governmental agency.

EXECUTION COPY

        IN WITNESS WHEREOF the Parties hereto have caused this Prospective Buy-Back Agreement to be executed by their duly authorized officers upon the Effective Date.

OPTIMER PHARMACEUTICALS, INC.	PAR PHARMACEUTICAL, INC.
By:	By:
Name:	Name:
Title:	Title:

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  Exhibit 10.25
PROSPECTIVE BUY-BACK AGREEMENT